(TRANSLATION ONLY)

Exhibit 1

June 24, 2003

To Our Shareholders

Kunihiko Sakioka President NISSIN CO., LTD. 7-6, Chifune-machi 5-chome, Matsuyama, Ehime 790-8584, Japan

NOTICE OF THE RESOLUTIONS BY THE 44TH
ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby inform you of the reports and matters to be resolved by the 44th Ordinary General Meeting of Shareholders held today as follows:

Reports:

We reported the Balance Sheet as of March 31, 2003, and the Business Report and Statement of Income for the 44th Fiscal Year (from April 1, 2002, to March 31, 2003).

As for the Company’s public notice on the closing of accounts, effective from the previous fiscal year, we inform you that the Balance Sheet and Statement of Income of the Company are stated on the web site (http://www.nissin-f.co.jp) in place of the previous public notice on a Nihon Keizai Shimbun daily newspaper.

Matters to be resolved:

Proposal No. 1: Approval of the Proposal for Appropriation of the Retained Earnings for the 44th Fiscal Year

Proposal No. 1 was approved and passed in its original form. It was resolved that the year-end dividend for the 44th Fiscal Year is ¥8.50 per share.

Proposal No. 2: Amendments to the Articles of Incorporation

Proposal No. 2 was approved and passed in its original form.

Proposal No. 3: Repurchase of the Company’s Shares

Proposal No. 3 was approved and passed in its original form.

Proposal No. 4: Granting of Stock Options without Charge in the Form of New Share Subscription Rights

Proposal No. 4 was approved and passed in its original form.

Proposal No. 5: Election of Ten (10) Directors

Proposal No. 5 was approved and passed in its original form.

Hideo Sakioka, Kunihiko Sakioka, Hitoshi Higaki, Yoshio Tanida, Hiroshi Akuta, Hidenobu Sasaki, Toshioki Otani, Keishi Ishigaki, Masami Obara and Yunwei Chen were appointed and they all have taken office as directors.

Proposal No. 6: Election of One (1) Statutory Auditor

Proposal No. 6 was approved and passed in its original form.

Yoshiki Kishimura was appointed and he has taken office as statutory auditor.

Proposal No. 7: Presentation of Retirement Benefits to a Retiring Director

Proposal No. 7 was approved and passed in its original form.

It was resolved that retirement benefits in accordance with the Company’s internal standard will be presented to Hirofumi Mihara, who retired from his position as director due to expiry of the term of his office, to provide compensation for services rendered during his tenure. The actual amount, timing and method of presentation are left to the determination of the Board of Directors.

Note:	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.